CM

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


RECEIVED
MAR 0 1 2002
305


02003843

FACING PAGE

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8 - 25065

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

3/6/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Official Use Only

Firm ID No.

PlanMember Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P. O. Box No.)

1160 Eugenia Place
(No. and Street)

Carpinteria	California	93013
(City)	*(State)*	*(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Karfonta, Director of Finance	(805) 684-1199
(Name & Title)	*(Area Code - Telephone No.)*

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 So. Grand Avenue,	Los Angeles,	California	90071
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/6

OATH OR AFFIRMATION

I, Jeff Karfonta, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to PlanMember Securities Corporation (the "Company") as of December 31, 2001, and for the year then ended, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeff Karfonta 2/25/02
Signature/Date

Director of Finance
Title

State of California
County of Santa Barbara

Notary Public



KIMBERLY C. WILKES
Commission # 1250878
Notary Public — California
Santa Barbara County
My Comm. Expires Feb 5, 2004

This report ** contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
() (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
() (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
() (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (included with items g and h)
() (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
() (m) A copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PLANMEMBER SECURITIES CORPORATION
(SEC ID. NO. 8-25065)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
365
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com


SEC MAIL
RECEIVED
MAR 01 2002
WASH. D.C.
365
SECTION

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
PlanMember Securities Corporation:

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$1,702,465
ACCOUNTS RECEIVABLE:	
Administrative fees receivable	236,230
Advisory fees receivable	198,549
Total accounts receivable	434,779
OTHER ASSETS -	
Due from affiliate (Note 5)	452,326
TOTAL	$2,589,570

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES -	
Commissions payable	$ 902,214
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; 20,000,000 shares authorized; 1,000 shares issued and outstanding	10
Capital paid in excess of par value	451,918
Retained earnings	1,235,428
Total stockholder's equity	1,687,356
TOTAL	$2,589,570

See accompanying notes to the statement of financial condition.

PLANMEMBER SECURITIES CORPORATION

NOTES TO THE STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

PlanMember Securities Corporation (the "Company"), a wholly owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a California corporation registered with the Securities and Exchange Commission as a broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"). All securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged in the sale of mutual funds through the use of full- and part-time representatives. The Company's customers invest their 403(b), IRA, or similar retirement plan contributions into managed portfolios or select individual mutual funds. Advisory fees are earned by providing managed portfolio asset allocation services. Administrative fees are received for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly owned subsidiary of the Parent (see Note 5). In return for such services, the Company remits 95 percent of its net income to PSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions - Securities transactions for the accounts of the Company or its customers are executed and cleared either through independent clearing agents on a fully disclosed basis or through a designated bank account for the exclusive benefit of its customers. Revenue and expenses related to customers' securities transactions are recorded on a trade-date basis.

Revenue Recognition - Commissions, advisory, and administrative fees are recognized as income during the period when the related services are rendered.

Cash and Cash Equivalents - The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Off-Balance-Sheet Credit Risk - In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various mutual funds. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

Use of Estimates - The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, under the most restrictive requirement, the Company had net capital of $1,053,878, which was $993,731 in excess of its required net capital of 60,147. The Company's ratio of aggregate indebtedness to net capital was 0.86 to 1.

4. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Companies customers through a designated bank account. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for broker or dealers.

5. TRANSACTIONS WITH RELATED PARTY

The Company, based on the timing of revenue collection cycles and commission payments, transfers cash to and from PSC. At December 31, 2001, PSC owed the Company $452,326. Such amounts are non-interest bearing and repayable upon demand.

6. INCOME TAXES

The Company files a consolidated federal income tax return and a combined California franchise tax return with the Parent.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

PlanMember Securities Corporation
1160 Eugenia Place
Carpinteria, California 93013

In planning and performing our audit of the financial statements of PlanMember Securities Corporation (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving internal control:

The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the 2001 financial statements, and this report does not affect our report on such financial statements dated February 25, 2002.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP